May 9, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

RE:    Aegion Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
Form 8-K dated February 25, 2014
Filed March 3, 2014
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in the letter dated April 17, 2014 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), filed on February 28, 2014, and the Company’s Current Report on Form 8-K dated February 25, 2014, filed March 3, 2014 (the “Form 8-K”).

We have made every effort to address the observations and recommendations included in the Letter. For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Goodwill, page 49

1.
Please tell us how you determined it was appropriate to aggregate the Fyfe North America, Fyfe Asia and Fyfe Latin America reporting units, referring to paragraphs 33 through 38 of ASC 350-20-35 and other relevant guidance.

Response: The Company advises the Staff that management determined, as noted on page 49 of Form 10-K, that it was appropriate to aggregate the Fyfe North America, Fyfe Asia and Fyfe Latin America reporting units into a single reporting unit for purposes of goodwill testing in 2013. In accordance with ASC 350-20-35, ASC 350-20-55, and by analogy with the guidance provisions of ASC 280, the individual reporting units of this segment are similar in the following regards:

i.
Products and services – All three reporting units provide carbon and glass fiber installation services utilizing the same proprietary products and techniques. Additionally, all three units source materials primarily from the Company’s facilities in the United States.

ii.
Customer types – Generally, all three units market services to (a) municipal, state and federal government agencies responsible for pressure pipe maintenance and/or bridge and port maintenance; and (b) corporate customers and general contractors responsible for large buildings and structures.

iii.
Methods to deliver products and services – Each reporting unit is a fully vertical integrated service provider. In all three reporting units, installation services are generally provided by wholly-owned or majority-owned installers. Only a small amount of material is sold through licensed applicators.

iv.
Production process – Carbon and glass fiber is manufactured at a company-owned facility in the United States and shipped worldwide for installation. Epoxy resins are manufactured and packaged at the Company’s facilities in the United States, but the specialized blending is usually performed at each job site utilizing common formulas worldwide.

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

v.
Shared assets and other resources – Engineering and research and development efforts are primarily based in the United States where engineers coordinate design work and support their counterparts in Canada, Asia and Latin America.

vi.
Financial performance and margins – In 2013, gross profit margins in North America declined due to project performance issues and a lower margin mix compared to 2012. However, historical averages of gross profit margins in each reporting unit are approximately 35% - 40%, which is also consistent with the expected long-term margins of each reporting unit.

In 2013, the Company tested Fyfe North America, Fyfe Asia and Fyfe Latin America individually and in the aggregate for goodwill impairment, and there were no indications of impairment of goodwill noted during the testing. Additionally, the aggregation of the Fyfe North America, Fyfe Asia and Fyfe Latin America reporting units represents all of the reporting units within the Commercial and Structural reporting segment; therefore, the Company intends to, on a go forward basis, perform its annual impairment test for these reporting units in the aggregate at the Commercial and Structural level. As such, the Company disclosed the following on page 49 of Form 10-K:

“During our annual impairment testing of 2013, we tested goodwill for impairment for all three Fyfe reporting units individually and in the aggregate, in addition to testing the goodwill associated with the other eight reporting units. There were no indications of impairment of goodwill noted during this testing. Going forward, our annual impairment test will be performed at the Commercial and Structural reporting unit level.”

2.
For the Bayou and Fyfe North America reporting units, as well as any reporting unit with a fair value not substantially in excess of carrying value, please expand the discussion of the degree of uncertainty associated with the key assumptions. For example, it is not clear how the annual revenue growth rate of 17% for Fyfe North America compares to prior operations or considers changes in backlog, contract awards or other available information. The discussion regarding uncertainty should provide specifics to the extent possible and should enable the reader to understand the likelihood and magnitude of potential future impairment through the eyes of management.

Response: The Company advises the Staff that it had no other reporting units where the fair value was not substantially in excess of the carrying value as disclosed on page 50 of Form 10-K. Fair value of reporting units is determined using a combination of two valuation methods: a market approach and an income approach with each method given equal weight in determining the fair value assigned to each reporting unit. Absent an indication of fair value from a potential buyer or similar specific transaction, the Company believes the use of these two methods provides a reasonable estimate of a reporting unit’s fair value. Assumptions common to both methods are operating plans and economic outlooks, which are used to forecast future revenues, earnings and after-tax cash flows for each reporting unit. These assumptions are applied consistently for both methods. In developing the assumptions used to determine the fair value of its reporting units, the Company developed forecasted cash flow models based on its most recent strategic plan (updated for the most recent facts and circumstances as of our annual assessment date, October 1, 2013), as well as, past performance. The Company applied nominal growth rates, gross profit margins and operating expenses in line with management’s expectations for each reporting unit.

For Bayou, on page 50 of Form 10-K, the Company disclosed the following:

“Due to a lack of project activity available in the Gulf of Mexico market, customer-driven project delays and discontinued operations, the fair value of the Bayou reporting unit decreased $32.3 million, or 17.2%, from the prior year analysis. The impairment analysis includes an annual revenue growth rate of 10%; however, only a modest increase in revenue is contemplated in year one, but at a level that is still below our five-year average, and higher growth rates thereafter due to visibility of larger bidding opportunities in the Gulf of Mexico. The analysis also assumes a weighted average cost of capital of 13.5% and a long-term growth rate of 3%.”

Additionally, the Company will include in future filings discussion over the key assumptions used in its most recent goodwill testing and the related degree of uncertainty associated with such key assumptions. For example, with respect to Bayou in the period covered by the Form 10-K, the Company would disclose that: (i) the Company assumed

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

that certain work would commence in the first half of 2014 in relation to Bayou’s backlog at December 31, 2013; (ii) the Company assumed that its investment of approximately $20 million in 2012 and 2013 in a insulation facility located in New Iberia, Louisiana, will result in new project opportunities in the insulation market and increase bidding activity in 2014 and 2015; and (iii) the Company assumed that its recent investments to increase capacity in its Canadian coating facility would result in the Company’s ability to capture a larger share of the Canadian coating market. If any of these assumptions do not materialize in a manner consistent with the Company’s expectations, there is risk of impairment to recorded goodwill.

For Fyfe North America, on page 50 of Form 10-K, the Company disclosed the following:

“For Fyfe North America, the values derived from both the income approach and market approach decreased from the prior year analysis; however, the overall fair value of the reporting unit increased 2.7% from the prior year due to a difference in working capital levels as of the valuation dates. The assumptions used in the impairment analysis include an annual revenue growth rate of 17%, due to the low revenue levels achieved in 2013, a weighted average cost of capital of 16.0% and a long-term growth rate of 3.5%.”

The compound annual revenue growth rate of 17% used in the current year valuation model is less than the actual annual revenue growth of 19.8% from 2008 to 2012 and is in line with management’s expectations and assessment of the market. The projected cash flows included in the valuation models used for Fyfe North America in the current year decreased compared to those used in the prior year impairment analysis due to the decreased performance that occurred in 2013. The Company had strong expectations for the business as it entered 2013 due to the growth trajectory the business experienced in 2012 and anticipated strong market conditions. However, Fyfe North America was adversely and significantly impacted by the departure of four key employees from the business at the end of 2012. These four key employees were instrumental in the development of the pipeline business for Fyfe North America, which was the highest growth and highest margin activity for Fyfe North America. Management believes the results of 2013 do not alter the future prospects of the pipeline market and the overall opportunity for future growth for Fyfe North America.

Additionally, the Company will include in future filings discussions over the key assumptions used in its most recent goodwill testing and the related degree of uncertainty associated with such key assumptions. For example, with respect to Fyfe North America in the period covered by the Form 10-K, the Company would disclose that: (i) the Company assumed that bidding activity would increase in 2014 and result in new contract wins that would commence in 2014 and 2015; and (ii) the Company assumed that planned operational efficiencies in 2014 would improve gross margins to a level consistent with historical performance. If either of these assumptions do not materialize in a manner consistent with the Company’s expectations, there is risk of impairment to recorded goodwill.

The Company also made recent resource investments in both the operational leadership and the sales team, all in an effort to strengthen the organizational structure of Fyfe North America. The Company cannot be certain that the additional investments will lead to improved performance; however, it is management’s view that market conditions have remained strong across all of its vertical markets and that the organizational changes made by the Company in 2013 and 2014 will remedy the impact of the departure of the four key employees noted above.

The Company will provide disclosure in future filings similar to the discussion above for any reporting units where the fair value is not substantially in excess of the carrying value of any such reporting units.

3.
Please expand the discussion to describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. The discussion should provide specifics to the extent possible and could address important contract awards and change orders, provide details of contracts with delays, etc.

Response: The Company advises the Staff of the following potential events or changes in circumstance that could reasonably affect the key cash flow assumptions of Bayou and Fyfe North America.

For Bayou, the key assumptions for the reporting unit rely greatly upon the awarding and timing of a key concrete project for its coating facility in New Iberia, Louisiana. The project was delayed from 2013 into 2014 due to

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

customer-driven timing changes and has an expected start date in the second half of 2014. Based on current discussions and its long-term relationship with the customer, the Company is confident in its ability to secure and execute the award; however, the start date for the project is subject to the customer’s determination. Any delays or changes to the scope of the project could have a material negative impact on Bayou’s projected near-term cash flows. On a longer-term basis, projected cash flows anticipate a recovery in the Gulf of Mexico market beginning in 2015. The Company has noted a significant increase in quoting work for Bayou related to recent deep water drilling activities from the major oil producers. However, there is a significant lead time from drilling to the point of building the pipeline infrastructure (gather lines) to bring oil/natural gas onshore for refinement. This extended lead time creates added uncertainty and could have a material negative impact on long-term projected cash flows. Additionally, projected cash flows related to Bayou’s new insulation facility located in New Iberia, Louisiana are subject to final operational testing and largely dependent, in 2014 and 2015, on a single, large customer with a long-standing history with the Company. Bayou’s Canada coating operations, while not as reliant on larger projects, are dependent upon overall increased project activity in order to realize the cash flow projections included in the impairment analysis.

For Fyfe North America, key assumptions included in the forecasted cash flow model were the unit’s ability to rebuild the sales funnel for the pipeline sector of the business and find new applications for its products. Historically, pipeline projects had been the highest growth area and highest margin activity for the unit. Personnel losses in 2012 impacted revenues in 2013; however, the Company made significant investments in 2013 and 2014 to rebuild the unit’s business development infrastructure. In the near term, the cash flow model assumes a return to 2012 levels, but could be negatively impacted if the Company’s investments take longer than expected to yield returns. The growth trajectory in the model also assumes certain levels of new applications for the Fibrwrap® technology. During 2013, Fyfe North America secured two awards in a new market for the business, nuclear power plants, which represents a significant market opportunity for the North American operations. Both projects were delayed into 2014 and further delays in implementing this technology to the nuclear market or expanding into other markets could have a material negative affect on Fyfe North America’s projected long-term cash flows. Also, included in the forecasted cash flow model is a reduction in operating expenses, as a percent of revenue. Operating expenses as a percentage of revenue for this business are currently among the highest of the Company’s segments, primarily due to the investments the Company is making in business development and R&D/engineering in order to accelerate growth. As the business grows, it is expected that Fyfe North America will be able to establish leverage and perform more in line with the rest of the Company’s operations from an operating expense standpoint. Should this not occur, it could have a material negative impact on the projected cash flows.

In future filings, the Company advises the Staff that it will disclose potential events or changes in circumstances that could reasonably affect the key cash flow assumptions of reporting units where fair value is not substantially in excess of carrying value.

4.	Disclose the amount of goodwill attributable to Bayou and Fyfe North America separately.

Response: The Company advises the Staff that the amount of goodwill associated with the Bayou and Fyfe North America reporting units were $29.7 million and $43.2 million, respectively, as of December 31, 2013. On page 50 of Form 10-K, the Company disclosed the following:

“The total value of goodwill recorded at the impairment testing date for these two reporting units was $72.9 million.”

The Company advises the Staff that in future filings it will disclose the amount of goodwill attributable to each reporting unit that has a fair value not substantially in excess of its respective carrying value.

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

Consolidated Statements of Cash Flows, page 59

5.
Please explain why your deferred income taxes benefit adjustment to reconcile net cash provided by operating activities does not agree with the total benefit for deferred income taxes on page 78 of Note 8 - Taxes on Income (Tax Benefits).

Response: The Company advises the Staff that the difference between the deferred income tax benefit adjustment to reconcile net cash provided by operating activities and total benefit for deferred income taxes as reflected on page 78 of “Note 8 - Taxes on Income (Tax Benefits)” is attributable to the effect of foreign currency translation and certain transaction-related adjustments recorded to deferred income taxes on the consolidated balance sheet that did not impact the provision for taxes on income. The difference attributed to foreign currency approximated $0.1 million and the remaining difference is attributable to adjustments recorded to deferred income taxes related to book-to-tax investment basis differences. These adjustments are reflective as changes in the Other line item in “Adjustments to reconcile to net cash provided by operating activities” on the consolidated statement of cash flows on page 59 of Form 10-K.

Note 12 - Segment and Geographic Information, page 84

6.	Please disclose the basis for how you attribute your revenues from external customers to foreign countries in future filings. Refer to ASC 280-10-50-41 and 280-10-55-22 for guidance.

Response: The Company advises the Staff that in future filings the Company will disclose its basis for attributing revenues from external customers to foreign countries in accordance with the guidance set forth in ASC 280-10-50-41 and ASC 280-10-55-22.

For purpose of this disclosure, the Company uses the geographic area or country of the relevant legal entity. The country of origin for a significant majority of our legal entities relates to the country or geographic area that it services. The Company currently discloses four geographic regions: United States, Canada, Europe and Other Foreign. The Company analyzes each country individually to determine if any individual country reaches a material point to be disclosed individually. For all countries that do not reach the materiality threshold individually, the same test is applied to the geographic region. If certain geographic regions do not reach the materiality threshold, the Company further groups these regions together into an “Other” category for disclosure purposes. To the extent that any country or region elevates to a material threshold, the Company will disclose this information separately.

In future filings, the Company intends to include the following in its disclosure:

“Revenues are attributed to the country of origin for the Company’s legal entities. For a significant majority of our legal entities, the country of origin relates to the country or geographic area that it services.”

7.
Also, you include long-term investments and other long-term assets in long-lived assets in your disclosure of geographic information. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described, in prospective filings.

Response: The Company advises the Staff that in future filings the Company will disclose its long-lived assets in accordance with the guidance set forth in ASC 280-10-50-41 and ASC 280-10-55-23.

The Company advises the Staff that it utilizes the same methodology for determining materiality of geographic regions associated with long-lived assets as it does for its revenue determination as discussed in response to comment #6 of the Letter.

In its disclosure, the Company intended to capture the long-lived assets that are relatively illiquid unless excluded as referenced in the guidance. The Company determined that the appropriate categories of assets to include in the disclosure were property plant and equipment, long-term investments and other long-term assets as disclosed on the

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

Consolidated Balance Sheets on page 57 of Form 10-K. Additionally, the Company’s long-term investments relate to investments in affiliated companies, which were sold effective March 31, 2014.

In future filings, the Company intends to disclose the following:

“Long-lived assets are attributed to the country of origin for the Company’s legal entities. For a significant majority of our legal entities, the country of origin relates to the country or geographic area that it services. Additionally, long-lived assets do not include intangible assets, goodwill or deferred tax assets.”

Form 8-K dated February 25, 2014

Exhibit 99.1

8.
Your earnings release begins with the following statement: “Excluding one-time items defined as non-GAAP in the fourth quarters and full years of 2013 and 2012, 2013 net income from continuing operations in the fourth quarter totaled $15.5 million, or $0.40 per diluted share, compared to $16.1 million, or $0.41 per diluted share, in the prior year quarter.” This statement may confuse investors, as the “one-time items” being excluded are actually part of the GAAP measure. Furthermore, the “net income from continuing operations” reported for the quarter and for the annual period in the remainder of the paragraph appears to be the non-GAAP measure and is not clearly identified as such. Please revise your language in the future to clearly label and identify non-GAAP measures in earnings releases, investor presentations and other communications subject to Regulation G.

Response: The Company advises the Staff that in future filings the Company will clearly label and identify any measure that is non-GAAP with an appropriate distinction in earnings releases, investor presentations and other communications subject to Regulation G to limit the possibility of confusion.

The Company advises the Staff that page 1 of Exhibit 99.1 included in its most recent 8-K, filed May 2, 2014, clearly separated GAAP and non-GAAP measures, including a footnote to describe further those non-GAAP measures being presented, as follows:

“Aegion Corporation (Nasdaq Global Select Market: AEGN) today reported financial results for the first quarter of 2014. Reported GAAP net income from continuing operations totaled $4.5 million, or $0.12 per diluted share, compared to $3.6 million, or $0.09 per diluted share, in the prior year quarter. Excluding adjustments, net income from continuing operations totaled $4.8 million, or $0.13 per diluted share, in the first quarter of 2014 (non-GAAP1).

1 Reconciliation of all GAAP to non-GAAP financial results in this release is presented on page 9. Consolidated first quarter 2014 non-GAAP results exclude a $0.5 million pre-tax charge, or $0.01 per diluted share, from the sale of the Company’s 49% interest in Bayou Coating, L.L.C., recorded in “Other income (expense)” on the Consolidated Statement of Operations.”

9.
Please explain why you refer to certain adjustments as “one-time items.” It appears acquisition-related expenses occurred in the last two years, and it is not clear why credit facility fees and joint venture activity would not reasonably be expected to recur.

Response: The Company previously characterized certain adjustments as “one-time items,” which were related to transactions that were not part of the ongoing operations of the Company. The Company advises the staff in future filings it no longer will refer to these adjustments as “one-time items.”

In Exhibit 99.1 of the Form 8-K, these items included acquisition-related expenses, credit facility fees and joint venture activity. While acquisition-related expenses have occurred in recent years due to various acquisitions pursued by the Company, these expenses were not part of the Company’s base operational activities; and therefore, the Company believes investors are better informed if such expenses are isolated to ensure comparability. Adjustments related to credit facility fees and joint venture activity resulted from isolated events that were not part of the ongoing

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

operations of the business (transaction fees associated with the Company’s credit facility refinancing and gains/losses associated with two non-recurring transactions with investments in affiliated companies). See Exhibit A of this letter for expanded discussion of these adjustments.

10.
The reconciliations beginning on page 12 do not clearly identify which amounts are GAAP measures and which are non-GAAP. In future earnings releases, investor presentations and other communications subject to Regulation G, please revise your headings or otherwise adjust your presentation to clearly present a reconciliation of the differences between the non-GAAP measure disclosed or released with the most directly comparable GAAP measure, ensuring the measures are clearly labeled and understood. Provide us with an example of your future intended disclosure.

Response: The Company advises the Staff that in future filings the Company will clearly identify measures that are GAAP and non-GAAP. In future filings subject to Regulation G, the Company will use more defined headings, detailed footnotes and adjust the tables, as necessary, to present a reconciliation of the differences between the non-GAAP measure with the most directly comparable GAAP measure.

To be more clear, the Company has revised the reconciliation tables presented on pages 12 and 13 of Form 8-K, filed February 25, 2014, with more defined labels of GAAP and non-GAAP measures and footnotes to describe the adjustments. See Exhibit A of this letter for the revised reconciliations. Additionally, the Company has also included an example of a future intended disclosure, which was presented in the Company’s recent Form 8-K, filed May 2, 2014:

AEGION CORPORATION AND SUBSIDIARIES
STATEMENT OF OPERATIONS RECONCILIATION
(Unaudited) (Non-GAAP)
(in thousands, except share and per share information)

For the Quarter Ended March 31, 2014

	As Reported (GAAP)	Loss on Sale of Bayou Coating (1)	As Adjusted (Non-GAAP)
Affected Line Items:
Other income (expense):
Other	$(776)	$472	$(304)
Income before taxes on income	5,495	472	5,967
Taxes on income	1,612	194	1,806

Income from continuing operations attributable to Aegion Corporation (2)	4,529	278	4,807

Diluted earnings per share:
Income from continuing operations attributable to Aegion Corporation (2)	$0.12	$0.01	$0.13
_________________________________

(1)
Represents a loss on the sale of the Company’s 49 percent interest in Bayou Coating, L.L.C. The difference between the Company’s recorded gross equity in earnings of affiliated companies of approximately $1.2 million and the final equity distribution settlement of $0.7 million resulted in a loss of approximately $0.5 million that is recorded in “Other income (expense)” on the consolidated statement of operations (non-GAAP).

(2)	Includes non-controlling interests and equity in earnings of affiliated companies.

Securities and Exchange Commission
Mr. Terence O’Brien
May 9, 2014

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin
David A. Martin Senior Vice President and Chief Financial Officer

EXHIBIT A

AEGION CORPORATION AND SUBSIDIARIES
STATEMENT OF OPERATIONS RECONCILIATION
(Non-GAAP)
(in thousands, except share and per share information)

For the Quarter Ended December 31, 2013

	As Reported (GAAP)	Acquisition- Related Expenses (1)	As Adjusted (Non-GAAP)
Affected Line Items:
Operating expenses	$50,027	$(1,656)	$48,371
Operating income	22,209	1,656	23,865
Income before taxes on income	17,643	1,656	19,299
Taxes on income	4,169	659	4,828

Income from continuing operations attributable to Aegion Corporation (2)	14,494	997	15,491

Diluted earnings per share:
Income from continuing operations attributable to Aegion Corporation (2)	$0.37	$0.03	$0.40
_________________________________

(1)	Includes expenses incurred in conjunction with the acquisition of Brinderson, L.P. in July 2013 and other acquisition activity pursued by the Company during the period (non-GAAP).

(2)	Includes non-controlling interests and equity in earnings of affiliated companies.

For the Quarter Ended December 31, 2012

	As Reported (GAAP)	Acquisition- Related Expenses (1)	As Adjusted (Non-GAAP)
Affected Line Items:
Operating expenses	$44,062	$(530)	$43,532
Operating income	25,097	530	25,627
Income before taxes on income	22,690	530	23,220
Taxes on income	6,801	187	6,988

Income from continuing operations attributable to Aegion Corporation (2)	15,728	343	16,071

Diluted earnings per share:
Income from continuing operations attributable to Aegion Corporation (2)	$0.40	$0.01	$0.41
_________________________________

(1)
Includes expenses incurred in conjunction with the acquisition of Fyfe Latin America and Fyfe Asia in January 2012 and April 2012, respectively, and other acquisition activity pursued by the Company during the period (Non-GAAP).

(2)	Includes non-controlling interests and equity in earnings of affiliated companies.

EXHIBIT A

AEGION CORPORATION AND SUBSIDIARIES
STATEMENT OF OPERATIONS RECONCILIATION
(Non-GAAP)
(in thousands, except share and per share information)

For the Year Ended December 31, 2013

	As Reported (GAAP)	Acquisition- Related Expenses (1)	Credit Facility Fees (2)	Joint Venture/ Divestiture Activity (3)(4)	As Adjusted (Non-GAAP)
Affected Line Items:
Operating expenses	$184,314	$(5,831)	$—	$—	$178,483
Operating income	66,882	5,831	—	—	72,713
Interest expense	(13,169)	—	1,964	—	(11,205)
Other	4,964	—	—	(8,688)	(3,724)
Income before taxes on income	59,002	5,831	1,964	(8,688)	58,109
Taxes on income	12,154	2,321	782	(2,635)	12,622

Income from continuing operations attributable to Aegion Corporation (5)	50,812	3,510	1,182	(6,053)	49,451

Diluted earnings per share:
Income from continuing operations attributable to Aegion Corporation (5)	$1.30	$0.09	$0.03	$(0.15)	$1.27
_________________________________

(1)	Includes expenses incurred in conjunction with the acquisition of Brinderson, L.P. in July 2013 and other acquisition activity pursued by the Company during the period (non-GAAP).

(2)	Includes certain out-of-pocket expenses and acceleration of certain unamortized fees associated with the refinancing of the Company’s credit facility as part of the Brinderson acquisition (non-GAAP).

(3)
Includes a gain on the sale of the Company’s 50 percent interest in Insituform Rohrsanierungstechniken GmbH. The sale price was €14.0 million, approximately $18.3 million. The sale resulted in a gain on the sale of approximately $11.3 million (net of $0.5 million of transaction expenses) (non-GAAP).

(4)
Includes a non-cash write down of the Company’s investment in Bayou Coating, LLC. The Company recognized a non-cash charge of $2.7 million ($1.8 million post-tax) related to the goodwill allocated to the joint venture as part of the purchase price accounting associated with the 2009 acquisition of The Bayou Companies, LLC. The non-cash charge represents the Company’s current estimate of the difference between the carrying value of the investment on the balance sheet and the amount the Company will receive in connection with the exercise (non-GAAP).

(5)	Includes non-controlling interests and equity in earnings of affiliated companies.
For the Year Ended December 31, 2012

	As Reported (GAAP)	Acquisition- Related Expenses (1)	As Adjusted (Non-GAAP)
Affected Line Items:
Operating expenses	$171,970	$(3,124)	$168,846
Operating income	81,803	3,124	84,927
Income before taxes on income	70,866	3,124	73,990
Taxes on income	18,663	434	19,097

Income from continuing operations attributable to Aegion Corporation (1)	54,374	2,690	57,064

Diluted earnings per share:
Income from continuing operations attributable to Aegion Corporation (1)	$1.37	$0.07	$1.44
_________________________________

(1)
Includes expenses incurred in conjunction with the acquisition of Fyfe Latin America and Fyfe Asia in January 2012 and April 2012, respectively, and other acquisition activity pursued by the Company during the period (Non-GAAP).

(2)	Includes non-controlling interests and equity in earnings of affiliated companies.